UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of   March 2021

File No.   000-55193

Alianza Minerals Ltd.

(Name of Registrant)

410 – 325 Howe Street Vancouver, British Columbia, Canada V6C 1Z7

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F       FORM 20-F    ☒     FORM 40-F   ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Alianza Minerals Ltd.

(Registrant)

Dated: April 25, 2023	By: /s/ “Winnie Wong” Winnie Wong, Chief Financial Officer

Exhibits:

99.1News Release dated March 4, 2021

99.2News Release dated March 10, 2021

99.3News Release dated March 22, 2021

99.4News Release dated April 28, 2021

99.5News Release dated April 29, 2021

99.6News Release dated May 4, 2021

99.7News Release dated May 17, 2021

99.8News Release dated May 31, 2021